Filed Pursuant To Rule 424(b)(3)
File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 22 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS AUGUST 13, 2013

ON AUGUST 9, 2013, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 29, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 29, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 333-173400

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-0344222
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

301 Carlson Parkway, Suite 400 Minnetonka, Minnesota	55305
(Address of principal executive offices)	(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

None

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

The registrant’s Common Stock is not publicly traded. The Registrant had 100 shares of $0.01 par value common stock outstanding as of August 9, 2013.

PART I—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

	June 29, 2013	December 29, 2012
	(Unaudited)
ASSETS
Current Assets
Cash and equivalents	$33,184	$43,274
Accounts receivable, less allowances	162,639	164,025
Inventories	178,070	153,171
Prepaid expenses and other	14,702	18,445
Total Current Assets	388,595	378,915

Property, Plant and Equipment
Land	10,589	9,589
Buildings and improvements	132,223	128,422
Machinery and equipment	312,781	285,848
Total Property, Plant and Equipment	455,593	423,859
Less accumulated depreciation	188,954	159,195
Property, Plant and Equipment, net	266,639	264,664

Goodwill	829,654	830,017
Intangible assets, net	539,008	554,408
Deferred financing costs	35,533	39,436
Other assets	12,818	7,908
Total Assets	$2,072,247	$2,075,348
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Current maturities of long-term debt	$7,756	$19,833
Accounts payable	92,670	99,184
Accrued liabilities
Compensation	16,075	18,347
Customer programs	33,261	33,547
Interest	20,197	22,920
Other	33,116	32,277
Total Current Liabilities	203,075	226,108
Long-term debt, less current maturities	1,188,706	1,189,570
Deferred income taxes	243,772	253,195
Other long-term liabilities	5,223	6,978
Commitments and contingencies	—	—
Shareholder’s Equity
Common stock, $0.01 par value, 5,000 shares authorized and 100 shares issued and outstanding as of June 29, 2013 and December 29, 2012	0	0
Additional paid-in capital	400,008	394,201
Retained earnings	30,928	7,037
Accumulated other comprehensive income (loss)	535	(1,741)
Total Shareholder’s Equity	431,471	399,497
Total Liabilities and Shareholder’s Equity	$2,072,247	$2,075,348

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

For the three and six months ended June 29, 2013 and June 30, 2012

(Unaudited, in thousands)

	Three Months Ended		Six Months Ended
	June 29,	June 30,	June 29,	June 30,
	2013	2012	2013	2012
Net sales	$464,350	$436,661	$948,621	$881,487
Cost of sales	385,806	363,096	783,609	728,521
Gross profit	78,544	73,565	165,012	152,966
Selling, general and administrative expenses	41,348	52,036	83,876	94,716
Operating profit	37,196	21,529	81,136	58,250
Interest expense, net	21,422	22,956	43,245	45,725
Unrealized loss on currency transactions	530	487	907	84
Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	15,244	(1,914)	36,984	12,441
Income tax expense (benefit)	5,318	(381)	12,305	4,429
Equity in losses of unconsolidated subsidiary	278	173	788	366
Net earnings (loss)	9,648	(1,706)	23,891	7,646
Other comprehensive income (loss)
Change in fair value of derivatives, net of tax	2,078	1,678	2,362	2,088
Foreign currency translation adjustment	(46)	(111)	(86)	111
Other comprehensive income (see Note A)	2,032	1,567	2,276	2,199
Comprehensive income (loss)	$11,680	$(139)	$26,167	$9,845

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

For the six months ended June 29, 2013

(Unaudited, in thousands, except shares)

	Shares Issued	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance at December 29, 2012	100	$0	$394,201	$7,037	$(1,741)	$399,497
Stock option compensation			1,083			1,083
Capital invested by parent			4,724			4,724
Net earnings				23,891		23,891
Change in fair value of derivatives, net of tax					2,362	2,362
Foreign currency translation adjustment					(86)	(86)
Balance at June 29, 2013	100	$0	$400,008	$30,928	$535	$431,471

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 29, 2013 and June 30, 2012

(Unaudited, in thousands)

	2013	2012
Cash flows from operating activities:
Net earnings	$23,891	$7,646
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	30,814	33,880
Amortization of intangibles	15,400	15,400
Amortization of deferred financing costs	3,996	3,840
Amortization of original issue discount on long-term debt	1,034	1,016
Deferred income taxes	(7,449)	(8,225)
Non-cash stock option compensation	1,083	1,053
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	12,590	4,804
Inventories	(13,392)	(4,581)
Prepaid expenses, income taxes and other	1,124	(8,283)
Accounts payable	(10,560)	(11,968)
Accrued liabilities	(2,949)	16,319
Net cash provided by operating activities	55,582	50,901
Cash flows from investing activities:
Capital expenditures	(15,578)	(12,019)
Business acquisition (see Note A)	(35,673)	0
Net cash used in investing activities	(51,251)	(12,019)
Cash flows from financing activities:
Payments on long-term debt	(14,366)	(5,528)
Dividend to parent	0	(769)
Deferred financing costs	(93)	(81)
Net cash used in financing activities	(14,459)	(6,378)
Effect of exchange rate changes on cash	38	(11)
Net increase (decrease) in cash and equivalents	(10,090)	32,493
Cash and equivalents at beginning of period	43,274	68,118
Cash and equivalents at end of period	$33,184	$100,611
Supplemental disclosures of cash flow information:
Non-cash capital investment by parent (see Note D)	$4,724	$214

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

(Unaudited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—GENERAL

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with Regulation S-X of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

We utilize a 52/53 week fiscal year ending on the Saturday nearest to December 31 each year. The three and six-month periods ended June 29, 2013 and June 30, 2012 were 13 and 26-week periods.

In the opinion of management, the unaudited financial statements contain all adjustments necessary to present fairly the results of operations for the periods indicated and are of normal, recurring nature. Our results of operations and cash flows for the six-month periods ended June 29, 2013 and June 30, 2012 are not necessarily indicative of the results expected for the full year, primarily due to the impacts of seasonality on our fourth quarter resulting from increased holiday demand.

Business Acquisition

On June 27, 2013, we purchased the net assets of Primera Foods Corporation, an egg products processing company, with operations in the Midwest.  The purchase price of $35.7 million was financed through cash from operations.  The acquired net assets, recorded at fair value, include $24 million of current assets, primarily accounts receivable and inventory, $4.7 million of current liabilities, primarily accounts payable, and $16.4 million for property, plant and equipment.  We expect to achieve significant synergies and cost reductions through the integration of Primera customers and operations into our egg products division.  The accounting for the purchase has not been finalized as there is a working capital true-up component to the asset purchase agreement which we expect to resolve during the third quarter of 2013.

Recently Adopted Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which amends the existing guidance related to impairment testing of indefinite-lived intangible assets. The amendments allow the option of performing a qualitative impairment assessment before calculating the fair value of the intangible assets, which could, depending on the results of the assessment, eliminate the need for further impairment testing. The guidance is effective for interim and annual periods beginning after September 15, 2012 with early adoption permitted. The adoption of this guidance did not have an impact on our financial position, results of operations or cash flows.

In February 2013, the FASB updated the guidance requiring companies to report, in one place, information about reclassifications of accumulated other comprehensive income (“AOCI”) and changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required in conformity with accounting principles generally accepted in the United States is required. The above information must be presented in one place, either parenthetically on the face of the financial statements by income statement line item, or in a note. The adoption of this updated guidance was effective for us beginning with fiscal year 2013. The adoption of this guidance did not have an impact on our financial position, results of operations or cash flows.

There was no other accounting pronouncement adopted during the six-month period ended June 29, 2013 that had a material impact on our financial position, operating results or disclosures.

Recent Accounting Pronouncements to be Adopted

In March 2013, the FASB updated the guidance for a parent’s accounting of the cumulative translation adjustment (“CTA”) account related to foreign subsidiaries or investment in foreign entities. The update specifies that a company’s CTA should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or investment, for example, if a sale or transfer results in the complete or substantially complete liquidation of the foreign entity. The adoption of this guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

There were no other new accounting pronouncements issued during the six-month period ended June 29, 2013 that are expected to have material impacts on our financial position, operating results or disclosures.

Financial Instruments and Fair Value Measurements

We are exposed to market risks from changes in commodity prices, which may adversely affect our operating results and financial position. When appropriate, we seek to minimize our risks from commodity price fluctuations through the use of derivative financial instruments, such as commodity purchase contracts, which are classified as derivatives, along with other instruments relating primarily to corn, soybean meal, cheese and energy-related needs. We estimate fair values based on exchange-quoted prices, adjusted as appropriate for differences in local markets. These differences are generally valued using inputs from broker or dealer quotations, or market transactions in either the listed or over-the-counter commodity markets. In such cases, these derivative contracts are classified within Level 2 of the fair value hierarchy. Changes in the fair values of these contracts are recognized in the consolidated financial statements as a component of cost of sales or other comprehensive income (loss). The hedging-related financial instruments measured at fair value on a recurring basis are included in current assets under “prepaid expenses and other.”

In addition, we seek to minimize our risks from interest rate fluctuations through the use of interest rate swap contracts. These instruments are valued using standard calculations and models with inputs other than quoted market prices provided by our banking partners. The fair value of instruments may be impacted by the Company’s nonperformance risk, which is estimated based upon the unsecured borrowing rates available to the Company. The borrowing rates available to the Company are considered a significant unobservable input used in the fair value measurement of such instruments. As such, the interest rate swap contracts are included in the Level 3 fair value measurements as of June 29, 2013 and December 29, 2012. A 1% change in the unobservable input would have an approximately $0.1 million effect on interest expense. Management has elected not to account for these instruments as designated hedges so changes in the fair values of these instruments are recognized in the consolidated financial statements as a component of interest expense. The interest rate swap contract liability is measured at fair value on a recurring basis and the current portion of the liability is included in “other accrued liabilities” and the long-term portion is included in “other long-term liabilities.”

The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis that used Level 3, significant unobservable inputs (in thousands):

Interest Rate Swap Contracts
Balance at December 29, 2012	$8,872
Unrealized loss included in interest expense	276
Settlements	(1,808)
Balance at June 29, 2013	$7,340

The following tables set forth our hedging-related financial assets and liabilities measured on a recurring basis as of the periods ended June 29, 2013 and December 29, 2012 (in thousands):

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements As of June 29, 2013
Assets at fair value:
Commodity contracts—Grain	$351	$0	$351	$0
Commodity contracts—Energy	0	0	0	0
Total assets at fair value	$351	$0	$351	$0
Liabilities at fair value:
Commodity contracts—Grain	$0	$0	$0	$0
Commodity contracts—Energy	491	0	491	0
Interest rate swap contracts	7,340	0	0	7,340
Total liabilities at fair value	$7,831	$0	$491	$7,340

	Fair Value Measurements As of December 29, 2012
Assets at fair value:
Commodity contracts—Grain	$0	$0	$0	$0
Commodity contracts—Energy	0	0	0	0
Total assets at fair value	$0	$0	$0	$0
Liabilities at fair value:
Commodity contracts—Grain	$1,607	$0	$1,607	$0
Commodity contracts—Energy	116	0	116	0
Interest rate swap contracts	8,872	0	0	8,872
Total liabilities at fair value	$10,595	$0	$1,723	$8,872

The carrying amount of our debt (including current maturities) was $1.2 billion as of June 29, 2013 and $1.21 billion as of December 29, 2012. Based on current market rates provided primarily by various bank sources, the fair value of this debt at June 29, 2013 was estimated at $1.24 billion (level 2) and at December 29, 2012 was estimated at $1.26 billion (level 2). Our cash equivalents, accounts receivable, accounts payable and other liabilities’ carrying value approximate fair value.

Accounting for Hedging Activities

Certain of our operating segments enter into derivative instruments, such as corn and soybean meal futures, which we believe provide an economic hedge on future transactions and are designated as cash flow hedges. As the commodities being hedged are grain ingredients fed to our flocks, the changes in the market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of these items.

We actively monitor exposure to commodity price risks and use derivative commodity instruments to manage the impact of certain of these risks. We use derivatives, primarily futures contracts, only for the purpose of managing risks associated with underlying commodity exposures. Our futures contracts for grains are cash flow hedges of firm purchase commitments and anticipated production requirements, as they reduce our exposure to changes in the cash price of the respective items and generally extend for less than one year. We expect that within the next twelve months we will reclassify, as earnings or losses, substantially all of the amount recorded in accumulated other comprehensive income (loss).

In addition, we use derivative instruments to mitigate some of the risk associated with our energy-related needs and interest costs. We do not treat those futures contracts as hedging instruments and, therefore, record the gains or losses related to them as a component of earnings in the period of change. We do not trade or use instruments with the objective of earning financial gains on the commodity price, nor do we use instruments where there is no underlying exposure. All derivatives are recognized at their fair value. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income or (loss) (“AOCI” or “AOCL”) in the equity section of our balance sheet and an associated amount is recorded in “prepaid expenses and other” current assets. The amounts carried in cash, when appropriate, represent the fair value of our positions in excess of the margin requirements. We offset certain derivative asset and liability amounts where a legal right of offset exists. The amounts deferred are subsequently recognized in cost of sales when the associated products are sold. The cost or benefit of contracts closed prior to the execution of the underlying purchase is deferred until the anticipated purchase occurs. As a result of the volatility of the markets, deferred gains and losses in AOCI or AOCL may fluctuate until the related contract is closed. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. We do not exclude any items from our assessment of ineffectiveness. During the six-month periods ended June 29, 2013 and June 30, 2012, we did not discontinue any cash flow hedges; therefore no reclassification of gains or losses into earnings was made during the period related to such items.

We had the following outstanding commodity-forward contracts for hedging of forecasted purchases of grain, as of the periods ended (in thousands):

	Corn Volume (in bushels)		Soybean Meal Volume (in tons)
	June 29, 2013	December 29, 2012	June 29, 2013	December 29, 2012
Commodity Contract	2,460	3,060	29	33

Information on location and amounts of derivative fair values in the condensed consolidated balance sheets is presented below (in thousands):

		Fair Value (1)
		June 29, 2013		December 29, 2012
	Balance Sheet Location	Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:
Commodity contracts – Grain	Prepaid expenses and other	$972	$(621)	$205	$(1,812)
Derivatives not designated as hedging instruments:
Commodity contracts – Energy	Prepaid expenses and other	$0	$(491)	$36	$(152)
Interest rate swap contracts	Other accrued liabilities and other long-term liabilities	$0	$(7,340)	$0	$(8,872)

(1)

Amounts represent the gross fair value of derivative assets and liabilities. We net the derivative assets and liabilities for each of our hedging programs, including cash collateral, when a master netting arrangement exists between us and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the derivative in the condensed consolidated balance sheets. The gross fair value of the commodity grain contracts is exclusive of cash collateral receivable of $0 and $3,519 as of June 29, 2013 and December 29, 2012. The gross fair value of the commodity energy contracts is exclusive of cash collateral receivable of $0 and $185 as of June 29, 2013 and December 29, 2012.

The following table represents the effect of derivative instruments in cash flow hedging relationships on our Condensed Consolidated Statements of Operations and Comprehensive Income, net of tax for the three and six-month periods ended June 29, 2013 and June 30, 2012 (in thousands):

	(Effective Portion)			(Ineffective Portion)
	Gain (Loss) Recognized in AOCI on Derivative	Location of Gain (Loss) Reclassified from AOCI into Earnings	Gain (Loss) Reclassified from AOCI into Earnings	Location of Gain (Loss) Recognized in Earnings on Derivative	Gain (Loss) Recognized in Earnings on Derivative
	For the three months ended June 29, 2013
Commodity contracts – Grain	$1,339	Cost of sales	$(739)	Cost of sales	$132

	For the three months ended June 30, 2012
Commodity contracts – Grain	$3,427	Cost of sales	$1,749	Cost of sales	$(419)

	For the six months ended June 29, 2013
Commodity contracts – Grain	$1,174	Cost of sales	$(1,188)	Cost of sales	$(19)

	For the six months ended June 30, 2012
Commodity contracts – Grain	$3,499	Cost of sales	$1,411	Cost of sales	$(561)

The following table represents the effect of derivative instruments not designated as hedging instruments on our Condensed Consolidated Statements of Operations and Comprehensive Income for the three and six-month periods ended June 29, 2013 and June 30, 2012 (in thousands):

	Locations of Gain (Loss) Recognized in Earnings on Derivative	Three Months Ended,		Six Months Ended,
		2013	2012	2013	2012
		Gain (Loss) Recognized in Earnings on Derivative
Commodity contracts – Energy	Cost of sales	$(526)	$(521)	$(669)	$(393)
Interest rate swap contracts	Interest expense	$(92)	$(955)	$(276)	$(1,649)

Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of unrealized gains (losses) on cash flow hedges and foreign currency translation adjustments.

The components of changes in accumulated other comprehensive income (loss), net of taxes, were as follows (in thousands):

	Fair Value of Derivatives, net of tax (1)	Foreign Currency Translation	Total
Balance at December 29, 2012	$(1,201)	$(540)	$(1,741)
Gain (loss) recognized in AOCI	1,174	(86)	1,088
Loss reclassified from AOCI to cost of sales	1,188	0	1,188
Net other comprehensive income (loss)	2,362	(86)	2,276
Balance at June 29, 2013	$1,161	$(626)	$535

(1)	The tax expense allocated to derivatives was $1,368 and $1,190 for the six-month periods ended June 29, 2013 and June 30, 2012.

Currency Translation

Our Egg Products Division includes a subsidiary in Canada (MFI Food Canada Ltd.). Its financial statements are included in our consolidated financial statements. The financial statements for the Canadian entity are measured in the local currency and then translated into U.S. dollars. The balance sheet accounts, with the exception of retained earnings accounts, are translated using the current exchange rate at the balance sheet date and the operating results are translated using the average rates prevailing throughout the reporting period. The retained earnings equity accounts are translated at historical average rates. Accumulated translation gains or losses are recorded in AOCI or AOCL and are included as a component of other comprehensive income. Transactional gains and losses are reported in the statement of earnings. Michael Foods, Inc. holds a Canadian dollar-denominated note receivable from the Canadian subsidiary. As a result, we record the exchange-rate impact on that note as a component of earnings (loss) in the period of change.

Joint Venture

As of June 29, 2013, we have invested $2 million, our 50% share of the capital funding of a joint venture, in MFOSI, LLC, a Delaware LLC (“MFOSI”). MFOSI owns 100% of its subsidiary, Lang Fang MK Food Company Ltd., a Chinese egg products company. In July 2012, we and our joint venture partner each issued a $2 million irrevocable standby letter of credit with Bank of America, N.A. as beneficiary. The letters of credit were established as a guarantee for a $4 million credit facility entered into by Lang Fang MK Food Company Ltd. and the China branch of Bank of America. At June 29, 2013, Lang Fang MK Food Company Ltd. had $2 million outstanding under its credit facility and we have recorded our portion of the guarantee, approximately $1 million, as part of long-term debt. We account for the joint venture under the equity method of accounting.  The joint venture facility has ceased operations.

NOTE B—INVENTORIES

Inventories, other than flocks, are stated at the lower of cost (determined on a first-in, first-out basis) or market. Flock inventory represents the cost of purchasing and raising flocks to laying maturity. The costs included in our flock inventory include the costs of the chicks, the feed fed to the birds, and the labor and overhead costs incurred to operate the pullet facilities until the birds are transferred into the laying facilities, at which time their cost is amortized to operations over their expected useful lives.

Inventories consisted of the following as of the periods ended (in thousands):

	June 29, 2013	December 29, 2012
Raw materials and supplies	$34,990	$28,989
Work in process and finished goods	105,027	88,353
Flocks	38,053	35,829
Total inventories	$178,070	$153,171

NOTE C—COMMITMENTS AND CONTINGENCIES

Legal Matters

Antitrust claims: In late 2008 and early 2009, some 22 class-action lawsuits were filed in various federal courts against Michael Foods, Inc. and approximately 20 other defendants (producers of shell eggs, manufacturers of processed egg products, and egg industry organizations), alleging violations of federal and state antitrust laws in connection with the production and sale of shell eggs and processed-egg products, and seeking unspecified damages. Plaintiffs seek to represent nationwide classes of direct and indirect purchasers, and allege that defendants conspired to reduce the supply of eggs by participating in animal husbandry, egg-export and other programs of various egg-industry associations. In December 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all cases to the Eastern District of Pennsylvania for coordinated and/or consolidated pretrial proceedings. Between late 2010 and early 2012, a number of companies, each of which would be part of the purported class in the antitrust action, brought separate actions against defendants. These “tag-along” cases, brought primarily by various grocery chains and food companies, assert essentially the same allegations as the Second Consolidated Amended Complaint in the main action. All but one of the tag-along cases were either filed in or transferred to the Eastern District of Pennsylvania where they are being treated as related to the main action; discovery is underway in these matters. The one tag-along case where pretrial proceedings are not under the jurisdiction of the Eastern District of Pennsylvania was brought by a retail grocery chain in Kansas state court under Kansas state law. Claims against Michael Foods in that particular matter were resolved through a confidential settlement agreement on April 11, 2013.

We received a Civil Investigative Demand (“CID”) issued by the Florida Attorney General on November 17, 2008, regarding an investigation of possible anticompetitive activities “relating to the production and sale of eggs or egg products.” The CID requested information and documents related to the pricing and supply of shell eggs and egg products, as well as our participation in various programs of United Egg Producers. We have fully cooperated with the Florida Attorney General’s Office to date. Further compliance was suspended pending discovery in the civil antitrust litigation referenced above.

Patent infringement litigation: On October 27, 2010, National Pasteurized Eggs, Inc. and National Pasteurized Eggs, LLC (collectively “NPE”) commenced litigation against Michael Foods, Inc. and several of its subsidiaries in U.S. District Court for the Western District of Wisconsin. NPE alleged that our pasteurized shell eggs infringe on patents and trademarks that NPE owns or licenses. On April 15, 2011, Michael Foods, Inc. commenced litigation against National Pasteurized Eggs, Inc. in U.S. District Court for the District of Minnesota, alleging that National Pasteurized Eggs, Inc.’s production and sale of pasteurized shell eggs infringed three patents exclusively licensed to Michael Foods, Inc. The cases were consolidated before the U.S. District Court for the Western District of Wisconsin. A jury trial took place in June, 2012; the jury returned a verdict of patent infringement against Michael Foods and awarded $5.8 million in damages. The verdict did not affect Michael Foods’ ability to continue producing pasteurized shell eggs, but in response to the jury verdict, we returned to process parameters that were in place prior to April, 2010. On April 29, 2013, we filed an appeal of this matter with the U.S. Court of Appeals for the Federal Circuit.  The matter was fully resolved on July 1, 2013 through court-ordered mediation, and the appeal was subsequently dismissed.  As of June 29, 2013, we have a liability of $4.5 million for the settlement amount, included in “other current liabilities” and associated restricted cash in “other long-term assets.”

Lawsuit against the City of Elizabeth and Liberty Water Co.: On January 28, 2010, our subsidiary Papetti’s Hygrade Egg Products, Inc. commenced suit in New Jersey Superior Court against the City of Elizabeth, N.J. and Liberty Water Company. The suit alleges that City sewer charges, which are billed by Liberty Water, are arbitrary and inequitable. Papetti’s seeks a declaration that its sewer bills have been inaccurate at least since 2002, and seeks invalidation of certain sewer-related charges and surcharges. In responding to the suit, the City of Elizabeth counterclaimed on May 7, 2010 that Papetti’s “has not been charged the full and proper amount of sewage charges due to billing mistakes of Defendant Liberty Water Company,” but did not allege any undercharged amount. On June 1, 2011, Liberty Water gave notice of its belief that since 2004, it underbilled Papetti’s by some $6.5 million. In November of 2011, Liberty Water issued invoices totaling $6.2 million to Papetti’s in connection with the alleged underbilling. We have not recorded a liability for the alleged underbilling as we believe there is no merit in this claim. The Court has assigned this matter to a special master to assist with pre-trial proceedings, including exploration of possible resolution.

We do not believe it is possible to estimate any further possible loss in connection with these litigated matters. Accordingly, we cannot predict what impact, if any, these matters and any results from such matters could have on our future results of operations.

Other: In addition, we are from time to time party to litigation, administrative proceedings and union grievances that arise in the ordinary course of business, and occasionally pay non-material amounts to resolve claims and alleged violations of regulatory requirements. There are no pending “ordinary course” matters that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our operations, financial condition or cash flow.

NOTE D—SHAREHOLDER’S EQUITY

Additional Paid-in Capital

We recorded non-cash capital investments from our parent, of $4,724,000 and $214,000 in the six-month periods ended June 29, 2013 and June 30, 2012, related to the tax benefit the Company receives on our parent’s interest expense and tax amortization deductions due to filing a consolidated Federal tax return.

NOTE E—BUSINESS SEGMENTS

We are a diversified producer and distributor of food products in three segments — egg products, refrigerated potato products and cheese and other dairy case products. We produce and distribute egg products to the foodservice, retail and food ingredient markets. We process and distribute refrigerated potato products to the foodservice and retail grocery markets in North America. We market a broad line of refrigerated grocery products to U.S. retail grocery outlets, including branded and private-label cheese, bagels, butter, muffins and ethnic foods.

Beginning January 1, 2013, we changed our retail selling costs allocation methodology between segments. The allocation impacts the operating profit reported by each segment. This allocation change increased the operating profit for the Cheese and Other Dairy-Case Products segment and decreased the operating profit for the Egg Products and Refrigerated Potato Products segments. The operating profit by segment for the three and six-month periods ended June 30, 2012 have been restated to reflect the allocation change.

Certain financial information on operating segments is as follows (in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Three months ended June 29, 2013
External net sales	$343,507	$40,008	$80,835	$0	$464,350
Operating profit (loss)	30,845	3,854	4,636	(2,139)	37,196
Depreciation and amortization	18,715	2,972	1,786	1	23,474

Three months ended June 30, 2012
External net sales	$310,291	$35,009	$91,361	$0	$436,661
Operating profit (loss)	24,765	1,535	7,040	(11,811)	21,529
Depreciation and amortization	20,004	2,817	1,811	1	24,633

Six months ended June 29, 2013
External net sales	$688,828	$81,854	$177,939	$0	$948,621
Operating profit (loss)	65,805	9,113	11,829	(5,611)	81,136
Depreciation and amortization	36,805	5,857	3,550	2	46,214

Six months ended June 30, 2012
External net sales	$620,906	$71,829	$188,752	$0	$881,487
Operating profit (loss)	53,567	5,638	14,959	(15,914)	58,250
Depreciation and amortization	40,022	5,634	3,621	3	49,280

NOTE F—SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

We and our 100% owned domestic subsidiaries jointly and severally, and fully and unconditionally, guarantee the credit agreement. We and our 100% owned domestic subsidiaries jointly and severally guarantee the 9.75% senior notes. The guarantee by our subsidiaries of the 9.75% senior notes is not full and unconditional as there are certain customary guarantee release provisions in the 9.75% senior notes indenture. The guarantee release provisions include release when there is a sale of a guarantor’s capital stock, if the guarantor is designated as an unrestricted subsidiary (currently all guarantors of the 9.75% senior notes are restricted subsidiaries), there is a liquidation or dissolution of a guarantor subsidiary or a sale of all of the assets of a guarantor.

The following condensed consolidating financial information presents our consolidated balance sheets as of June 29, 2013 and as of December 29, 2012, and the condensed consolidating statements of operations and comprehensive income (loss) for the three and six-month periods ended June 29, 2013 and June 30, 2012 and cash flows for the six-month periods ended June 29, 2013 and June 30, 2012. The financial statements reflect Michael Foods Group, Inc. (Corporate), the wholly owned guarantor subsidiaries (on a combined basis), the non-guarantor subsidiary (MFI Food Canada Ltd.), and elimination entries necessary to combine such entities on a consolidated basis.

Condensed Consolidating Balance Sheets

June 29, 2013

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current Assets
Cash and equivalents	$0	$32,755	$429	$0	$33,184
Accounts receivable, less allowances	0	157,623	5,016	0	162,639
Intercompany receivable (payable)	(11,175)	16,812	(5,637)	0	0
Inventories	0	171,119	6,951	0	178,070
Prepaid expenses and other	4,320	10,211	171	0	14,702
Total current assets	(6,855)	388,520	6,930	0	388,595
Property, Plant and Equipment—net	0	257,085	9,554	0	266,639
Goodwill	0	822,961	6,693	0	829,654
Intangibles and other assets	791,259	568,505	0	(772,405)	587,359
Investment in subsidiaries	859,752	(3,607)	0	(856,145)	0
Total assets	$1,644,156	$2,033,464	$23,177	$(1,628,550)	$2,072,247
Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$0	$6,831	$925	$0	$7,756
Accounts payable	6	90,222	2,442	0	92,670
Accrued liabilities	24,302	76,009	2,338	0	102,649
Total current liabilities	24,308	173,062	5,705	0	203,075
Long-term debt, less current maturities	1,176,477	763,865	20,769	(772,405)	1,188,706
Deferred income taxes	6,677	236,965	130	0	243,772
Other long-term liabilities	5,223	0	0	0	5,223
Shareholder’s equity	431,471	859,572	(3,427)	(856,145)	431,471
Total liabilities and shareholder’s equity	$1,644,156	$2,033,464	$23,177	$(1,628,550)	$2,072,247

Condensed Consolidating Balance Sheets

December 29, 2012

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current Assets
Cash and equivalents	$0	$43,274	$0	$0	$43,274
Accounts receivable, less allowances	0	163,040	1,519	(534)	164,025
Inventories	0	145,011	8,160	0	153,171
Prepaid expenses and other	4,036	14,342	67	0	18,445
Total current assets	4,036	365,667	9,746	(534)	378,915
Property, Plant and Equipment—net	0	253,605	11,059	0	264,664
Goodwill	0	822,959	7,058	0	830,017
Intangibles and other assets	805,161	580,103	0	(783,512)	601,752
Investment in subsidiaries	816,656	(1,334)	0	(815,322)	0
Total assets	$1,625,853	$2,021,000	$27,863	$(1,599,368)	$2,075,348
Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$10,000	$8,867	$966	$0	$19,833
Accounts payable	0	96,342	3,376	(534)	99,184
Accrued liabilities	26,789	78,113	2,189	0	107,091
Total current liabilities	36,789	183,322	6,531	(534)	226,108
Long-term debt, less current maturities	1,175,443	774,774	22,865	(783,512)	1,189,570
Deferred income taxes	7,146	245,928	121	0	253,195
Other long-term liabilities	6,978	0	0	0	6,978
Shareholder’s equity	399,497	816,976	(1,654)	(815,322)	399,497
Total liabilities and shareholder’s equity	$1,625,853	$2,021,000	$27,863	$(1,599,368)	$2,075,348

Condensed Consolidating Statements of Operations

And Comprehensive Income

Three months ended June 29, 2013

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$454,111	$11,472	$(1,233)	$464,350
Cost of sales	0	375,371	11,668	(1,233)	385,806
Gross profit (loss)	0	78,740	(196)	0	78,544
Selling, general and administrative expenses	0	40,790	558	0	41,348
Operating profit (loss)	0	37,950	(754)	0	37,196
Interest expense, net	13,228	7,800	394	0	21,422
Unrealized loss on currency transactions	0	530	0	0	530
Earnings (loss) before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(13,228)	29,620	(1,148)	0	15,244
Equity in earnings (loss) of subsidiaries	18,041	(1,151)	0	(16,890)	0
Income tax expense (benefit)	(4,835)	10,150	3	0	5,318
Equity in losses of unconsolidated subsidiary	0	278	0	0	278
Net earnings (loss)	$9,648	$18,041	$(1,151)	$(16,890)	$9,648
Comprehensive income (loss)	$9,648	$19,750	$(828)	$(16,890)	$11,680

Condensed Consolidating Statements of Operations

And Comprehensive Income

Three months ended June 30, 2012

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$425,497	$12,578	$(1,414)	$436,661
Cost of sales	0	352,020	12,490	(1,414)	363,096
Gross profit	0	73,477	88	0	73,565
Selling, general and administrative expenses	0	51,200	836	0	52,036
Operating profit (loss)	0	22,277	(748)	0	21,529
Interest expense, net	14,064	8,533	359	0	22,956
Unrealized loss on currency transactions	0	487	0	0	487
Earnings (loss) before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(14,064)	13,257	(1,107)	0	(1,914)
Equity in earnings (loss) of subsidiaries	7,190	(1,118)	0	(6,072)	0
Income tax expense (benefit)	(5,168)	4,776	11	0	(381)
Equity in losses of unconsolidated subsidiary	0	173	0	0	173
Net earnings (loss)	$(1,706)	$7,190	$(1,118)	$(6,072)	$(1,706)
Comprehensive income (loss)	$(1,706)	$8,625	$(986)	$(6,072)	$(139)

Condensed Consolidating Statements of Operations

And Comprehensive Income

Six months ended June 29, 2013

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$928,127	$22,903	$(2,409)	$948,621
Cost of sales	0	763,161	22,857	(2,409)	783,609
Gross profit	0	164,966	46	0	165,012
Selling, general and administrative expenses	0	82,703	1,173	0	83,876
Operating profit (loss)	0	82,263	(1,127)	0	81,136
Interest expense, net	26,699	15,749	797	0	43,245
Unrealized loss on currency transactions	0	907	0	0	907
Earnings (loss) before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(26,699)	65,607	(1,924)	0	36,984
Equity in earnings (loss) of subsidiaries	40,820	(1,937)	0	(38,883)	0
Income tax expense (benefit)	(9,770)	22,062	13	0	12,305
Equity in losses of unconsolidated subsidiary	0	788	0	0	788
Net earnings (loss)	$23,891	$40,820	$(1,937)	$(38,883)	$23,891
Comprehensive income (loss)	$23,891	$42,596	$(1,437)	$(38,883)	$26,167

Condensed Consolidating Statements of Operations

And Comprehensive Income

Six months ended June 30, 2012

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$860,824	$23,222	$(2,559)	$881,487
Cost of sales	0	708,049	23,031	(2,559)	728,521
Gross profit	0	152,775	191	0	152,966
Selling, general and administrative expenses	0	93,156	1,560	0	94,716
Operating profit (loss)	0	59,619	(1,369)	0	58,250
Interest expense, net	27,867	17,130	728	0	45,725
Unrealized loss on currency transactions	0	84	0	0	84
Earnings (loss) before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(27,867)	42,405	(2,097)	0	12,441
Equity in earnings (loss) of subsidiaries	25,272	(2,120)	0	(23,152)	0
Income tax expense (benefit)	(10,241)	14,647	23	0	4,429
Equity in losses of unconsolidated subsidiary	0	366	0	0	366
Net earnings (loss)	$7,646	$25,272	$(2,120)	$(23,152)	$7,646
Comprehensive income (loss)	$7,646	$27,453	$(2,102)	$(23,152)	$9,845

Condensed Consolidating Statements of Cash Flows

Six months ended June 29, 2013

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Consolidated
Net cash provided by (used in) operating activities	$(11,082)	$66,166	$498	$55,582

Cash flows from investing activities:
Capital expenditures	0	(14,819)	(759)	(15,578)
Business acquisition	0	(35,673)	0	(35,673)
Net cash used in investing activities	0	(50,492)	(759)	(51,251)

Cash flows from financing activities:
Payments on long-term debt	(10,000)	(3,626)	(740)	(14,366)
Deferred financing costs	(93)	0	0	(93)
Dividend from subsidiaries	21,175	(22,567)	1,392	0
Net cash provided by (used in) financing activities	11,082	(26,193)	652	(14,459)
Effect of exchange rate changes on cash	0	0	38	38
Net increase (decrease) in cash and equivalents	0	(10,519)	429	(10,090)
Cash and equivalents at beginning of period	0	43,274	0	43,274
Cash and equivalents at end of period	$0	$32,755	$429	$33,184

Condensed Consolidating Statements of Cash Flows

Six months ended June 30, 2012

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Consolidated
Net cash provided by (used in) operating activities	$(21,818)	$71,455	$1,264	$50,901

Cash flows from investing activities:
Capital expenditures	0	(11,926)	(93)	(12,019)
Net cash used in investing activities	0	(11,926)	(93)	(12,019)

Cash flows from financing activities:
Payments on long-term debt	(1,077)	(3,446)	(1,005)	(5,528)
Deferred financing costs	(81)	0	0	(81)
Dividend to parent	(769)	0	0	(769)
Dividend from subsidiaries	23,745	(23,889)	144	0
Net cash provided by (used in) financing activities	21,818	(27,335)	(861)	(6,378)
Effect of exchange rate changes on cash	0	0	(11)	(11)
Net increase in cash and equivalents	0	32,194	299	32,493
Cash and equivalents at beginning of period	0	68,118	0	68,118
Cash and equivalents at end of period	$0	$100,312	$299	$100,611

ITEM 2— MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are a producer and distributor of egg products to the foodservice, retail and food ingredient markets. We are also a producer and distributor of refrigerated potato products to the foodservice and retail grocery markets. Additionally, we distribute refrigerated food items, primarily cheese and other products sold in the dairy case, to the retail grocery market, predominantly in the central United States. We focus our growth efforts on the specialty sectors within our food categories and strive to be a market leader in product innovation and efficient production. We have a strategic focus on value-added processing of food products, which is designed to capitalize on key food industry trends, such as (i) the desire for improved safety and convenience, (ii) the focus by foodservice operators on reducing labor and waste, and (iii) the long-term trend toward food consumption away from home, which continues to be slowed somewhat by the economic environment. We believe our operational scale, product breadth and geographic scope make us an attractive and important strategic partner for our customers, which include foodservice distributors, major restaurant chains, food ingredient companies and the retail grocery market.

Commodities and Product Pricing

Our principal exposure to market risks that may adversely affect our results of operations and financial position include changes in future commodity prices and interest rates. We seek to minimize or manage these market risks through normal operating and financing activities and through the use of commodity futures contracts, when appropriate. We do not trade or use instruments with the objective of earning financial gains on commodity prices, nor do we use instruments where there are not underlying exposures.

The profit margins we earn on many of our products are sensitive to changes in commodity prices. Generally, approximately 70% of the Egg Products Division’s annual net sales come from higher value-added egg products, such as extended shelf-life liquid and precooked products, with the remainder coming from products mainly used in the food ingredients market or shell eggs. Gross profit margins for certain higher value-added egg products are generally less sensitive to commodity price fluctuations, which impact the input costs of our egg supply, than are other egg products or shell eggs; however, because of agreements with customers we are sometimes unable to adjust product pricing for value-added products as quickly as we are for other egg products and shell eggs when our costs change. Margins for our food ingredient egg products and shell eggs are more commodity price-sensitive than are higher value-added product sales. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and the cost of feed, both of which can fluctuate significantly. Shell egg market costs were approximately 27% higher in the first six months of 2013 than in the comparable 2012 period (as measured by Urner Barry Publications). Prices (as measured by the Chicago Board of Trade) for corn and soybean meal used in our feed, increased approximately 9% and 13%, respectively, in the first six months of 2013 as compared to the comparable 2012 period.

The Cheese & Other Dairy-Case Products Division derives a majority of its net sales from refrigerated products produced by others. A majority of those sales are represented by cheese and butter, for which the costs fluctuate with national dairy markets. Time lags between cost changes for these lines and wholesale/retail pricing changes can result in significant margin changes. The average commodity block cheese prices in the first six months of 2013 were up 12% year-over-year.

The Refrigerated Potato Products Division typically purchases approximately 90% of its annual raw potato requirements from contract producers. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of market prices when they are lower than contracted prices. Moderate variations in the purchase price of raw materials or the selling price per pound of finished products can have a significant effect on the Refrigerated Potato Products Division’s operating results.

Results of Operations

Beginning January 1, 2013, we changed our retail selling costs allocation methodology between segments. The allocation impacts the operating profit reported by each segment. This change increased the operating profit for the Cheese and Other Dairy-Case Products segment, and decreased the operating profit for the Egg Products and Refrigerated Potato Products segments. The operating profit comparative discussion below reflects, and the amounts for the June 30, 2012 three and six-month periods have been restated to reflect the allocation change. Readers are directed to “Note E—Business Segments” for data on the unaudited financial results of our business segments for the three and six-month periods ended June 29, 2013 and June 30, 2012.

Three Months Ended June 29, 2013 as Compared to Three Months Ended June 30, 2012

Net Sales. Net sales for 2013 increased approximately $27.7 million, or 6.3%, to $464.4 million from $436.7 million in 2012. The increased net sales reflected volume growth of 2.2% with gains in our egg and refrigerated potato product business segments and price pass-through of higher commodity costs.

Egg Products Division Net Sales. External net sales for 2013 increased approximately $33.2 million, or 10.7%. The net sales increase is primarily due to a 2% increase in volume, which was seen in all the distribution channels, and good alignment of pricing with our input costs which were higher due to increased commodity costs between periods.

Refrigerated Potato Products Division Net Sales. External net sales for 2013 increased approximately $5 million, or 14.3%. The net sales increase is primarily due to a 15% increase in volume, driven primarily by strong foodservice growth.

Cheese & Other Dairy-Case Products Division Net Sales. External net sales for 2013 decreased approximately $10.5 million, or 11.5%. The net sales decrease reflected volume decreases of 15% due to significant competitive pricing activity in branded cheese and reduced distribution in our private-label cheese and butter businesses. The lower sales decline compared to the volume decline was due to the pricing impact of higher commodity prices between periods.

Gross Profit. Gross profit for 2013 increased $4.9 million, or 6.8%, to $78.5 million from $73.6 million in 2012. Our gross profit margin increased to 16.9% in 2013 as compared to 16.8% in 2012. The main driver for the increase was an improved alignment of pricing with our input costs for the quarter.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2013 were down to $41.3 million from $52 million in 2012, primarily as a result of reduced legal costs in 2013 compared to the 2012 period which included a $5.8 million reserve with respect to damages awarded by a jury in the National Pasteurized Eggs, Inc. litigation and other legal costs (see Note C to the condensed consolidated financial statements).  The $5.8 million jury award and various awarded costs was reduced through a mediation process in July 2013 to $4.5 million, which is reflected in the 2013 period as an expense reduction.

Operating Profit. Operating profit for 2013 increased approximately $15.7 million, or 73%, to $37.2 million from $21.5 million in 2012. The increase in operating profit for 2013 is due to the factors described above.

Egg Products Division Operating Profit. Operating profit for 2013 increased approximately $6 million, or 24.5%, to $30.8 million from $24.8 million in 2012. The increase was mainly a result of volume growth and the improved alignment of pricing with input costs.

Refrigerated Potato Products Division Operating Profit. Operating profit for 2013 increased approximately $2.4 million, or 151%, to $3.9 million from $1.5 million in 2012. The increase was mainly a result of strong volume growth and lower casualty insurance related costs compared to 2012.

Cheese & Other Dairy-Case Products Division Operating Profit. Operating profit for 2013 decreased approximately $2.4 million, or 34.2%, to $4.6 million from $7.0 million in 2012. The decrease was mainly a result of volume decreases and increased cheese and butter costs, which could not be passed on to customers due to significant competitive pricing activity, especially in branded cheese.

Interest Expense. Interest expense decreased to $21.4 million in 2013 from approximately $23 million in 2012 mainly due to a reduction in unrealized losses related to interest rate swaps to $0.1 million compared to $1 million in 2012 and to lower debt levels in 2013.

Unrealized (gain) loss on currency transactions. We recorded the change in exchange rates impacting an intercompany Canadian currency-denominated note receivable due from our Canadian subsidiary, MFI Food Canada Ltd.

Income Taxes. Our effective tax rate on earnings before income taxes was approximately 34.9% for 2013 compared to approximately 19.9% in 2012. The effective tax rate was affected by the level of income or loss for the period, the amount of permanent differences (primarily the qualified production activities deduction) between book and taxable income, actual tax expense payable at the state level and by the results in our Canadian subsidiary, which impacted the valuation allowance against its deferred tax assets and effective rate.

Six Months Ended June 29, 2013 as Compared to Six Months Ended June 30, 2012

Net Sales. Net sales for 2013 increased approximately $67.1 million, or 7.6%, to $948.6 million from $881.5 million in 2012. The increased net sales reflected volume growth of 2.3% with gains in our egg and refrigerated potato product business segments and price pass-through of higher commodity costs.

Egg Products Division Net Sales. External net sales for 2013 increased approximately $67.9 million, or 10.9%. The net sales increase is due to a 1.6% increase in volume, which was seen primarily in the food ingredient and retail distribution channels, and better alignment of pricing with our input costs which were higher due to increased commodity costs between periods.

Refrigerated Potato Products Division Net Sales. External net sales for 2013 increased approximately $10 million, or 14%. The net sales increase is primarily due to a 14.7% increase in volume, driven primarily by strong foodservice growth.

Cheese & Other Dairy-Case Products Division Net Sales. External net sales for 2013 decreased approximately $10.8 million, or 5.7%. The net sales decrease reflected volume decreases of 9.7% due to significant competitive pricing activity in branded cheese and reduced distribution in our private-label cheese and butter businesses. The lower sales decline compared to volume was due to the pricing impact of higher commodity prices between periods.

Gross Profit. Gross profit for 2013 increased $12 million, or 7.9%, to $165 million from $153 million in 2012. Our gross profit margin was 17.4% in 2013 and 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2013 were down $10.8 million, to $83.9 million from $94.7 million in 2012, primarily as a result of reduced legal costs in 2013 compared to the 2012 period which included a $5.8 million reserve with respect to damages awarded by a jury in the National Pasteurized Eggs, Inc. litigation and other legal costs (see Note C to the condensed consolidated financial statements).  The $5.8 million jury award and various awarded costs was reduced through a mediation process in July 2013 to $4.5 million, which is reflected in the 2013 period as an expense reduction.

Operating Profit. Operating profit for 2013 increased approximately $22.8 million, or 39.3%, to $81.1 million from $58.3 million in 2012. The increase in operating profit for 2013 is due to the factors described above.

Egg Products Division Operating Profit. Operating profit for 2013 increased approximately $12.2 million, or 22.8%, to $65.8 million from $53.6 million in 2012. The increase was mainly a result of volume growth and the improved alignment of pricing with input costs.

Refrigerated Potato Products Division Operating Profit. Operating profit for 2013 increased approximately $3.5 million, or 61.6%, to $9.1 million from $5.6 million in 2012. The increase was mainly a result of volume growth, efficient plant operations and lower casualty insurance related costs.

Cheese & Other Dairy-Case Products Division Operating Profit. Operating profit for 2013 decreased approximately $3.2 million, or 20.9%, to $11.8 million from $15 million in 2012. The decrease was mainly a result of volume decreases and increased cheese and butter costs, that could not be passed on to customers due to significant competitive pricing activity, especially in branded cheese.

Interest Expense. Interest expense decreased to $43.2 million in 2013 from approximately $45.7 million in 2012, mainly due to a reduction in unrealized losses related to interest rate swaps to $0.3 million compared to $1.6 million in 2012 and lower debt levels in 2013.

Unrealized (gain) loss on currency transactions. We recorded the change in exchange rates impacting an intercompany Canadian currency-denominated note receivable due from our Canadian subsidiary, MFI Food Canada Ltd.

Income Taxes. Our effective tax rate on earnings before income taxes was approximately 33.3% for 2013 compared to approximately 35.6% in 2012. The effective tax rate was affected by the level of income for the period, the amount of permanent differences (primarily the qualified production activities deduction) between book and taxable income, actual tax expense payable at the state level and by the results in our Canadian subsidiary, which impacted the valuation allowance against its deferred tax assets and effective rate. The effective rate for 2013 was also favorably impacted by the enactment of the American Taxpayer Relief Act of 2012 (the “Act”), which was enacted in the first quarter of 2013. The Act retroactively reinstated, back to the beginning of 2012, the research and development and work opportunity tax credits. The impact of the Act was recorded in the first quarter of 2013.

Liquidity and Capital Resources

Historically, we have financed our liquidity requirements through internally generated funds, bank borrowings and the issuance of other indebtedness. We believe such sources remain viable financing alternatives to meet our anticipated needs. Our investments in acquisitions, joint ventures and capital expenditures have been a significant use of capital. We plan to continue to invest in advanced production facilities to maintain our competitive position.

The cash flow of approximately $55.6 million provided by operating activities in the six-month period ended June 29, 2013 reflects cash earnings generation, off-set by an increase in the use of working capital, mainly for inventories and the higher payout of incentive compensation. The cash flow of approximately $50.9 million provided by operating activities in the six-month period ended June 30, 2012 primarily reflects decreased working capital requirements due to lower payout of incentive compensation and decreased inventory levels.

The cash flow of approximately $51.3 million used in investing activities in the six-month period ended June 29, 2013 was for the acquisition of Primera Foods Corporation assets and capital expenditures.  For the six-month period ended June 30, 2012, the cash used in investing activities was all capital expenditures.

The cash flow of approximately $14.5 million used in financing activities for the six-month period ended June 29, 2013 reflects a $10 million term B loan prepayment and other scheduled debt payments. The cash flow of approximately $6.4 million used in financing activities for the six-month period ended June 30, 2012 reflects mainly scheduled debt payments.

We are a party to a credit agreement, with Bank of America, N.A. as administrative agent, with availability up to $915 million and consisting of the following:

•	$75 million revolving line of credit, of which approximately $17.5 million matures June 29, 2015 with the remaining $57.5 million expiring February 25, 2016. The line bears interest at the greater of LIBOR or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans; and

•	$840 million term B loan maturing February 25, 2018, amortizing at 1% per year, and bearing interest at the greater of LIBOR or 1.25%, plus 3% margin for Eurodollar loans and the greater of base rate or 2.25%, plus 2% margin for base rate loans; and

•	In addition, the credit agreement permits us to incur incremental term and revolving loans in an aggregate amount not to exceed $200 million, subject to certain conditions.

On June 29, 2010 the Company issued $430 million of 9.75% senior notes maturing on July 15, 2018, with Wells Fargo Bank, National Association as Trustee.

On December 18, 2012, Michael Foods Holding, Inc. issued $275 million senior PIK notes which accrue cash interest at a rate of 8.5%, with the option to PIK interest at a rate of 9.25%. Although we do not guarantee the notes, as a wholly owned subsidiary of the issuer, we are responsible for servicing the notes.

The credit agreement requires us to meet a minimum interest coverage ratio and a maximum leverage ratio. In addition, the credit agreement and the indenture relating to the 9.75% senior notes, contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in these agreements. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the results of operations, financial position and cash flow. In general, the debt covenants limit discretion in the operation of our businesses. We were in compliance with all of the covenants under the credit agreement and 9.75% senior notes as of June 29, 2013.

We use Adjusted EBITDA (earnings before interest expense, taxes, depreciation, amortization and other adjustments) as a measurement of our financial results because we believe it is indicative of the relative strength of our operating performance; it is used to determine incentive compensation levels and it is a key measurement contained in the financial covenants of our indebtedness.

The following is a calculation of the minimum interest coverage and maximum leverage ratios under the credit agreement:

	Twelve Months Ended
	June 29, 2013	June 30, 2012
(Unaudited, In thousands)
Calculation of Interest Coverage Ratio:
Adjusted EBITDA (2)	$261,092	$240,693
Consolidated Interest Charges (3)	78,763	79,273
Interest Coverage Ratio	3.31x	3.04x
Minimum Permitted Interest Coverage Ratio	1.90x	1.90x
Calculation of Leverage Ratio:
Funded Indebtedness (4)	$1,209,816	$1,262,164
Less: Cash and equivalents (Maximum $75,000) (1)	(33,184)	(75,000)
	$1,176,632	$1,187,164
Adjusted EBITDA (2)	261,092	240,693
Leverage Ratio	4.51x	4.93x
Maximum Permitted Leverage Ratio	6.75x	7.00x

(1)

The credit agreement limits the cash and equivalents offset to $75 million. For the 2012 period, our net debt was $1,161,553 (reduced by cash and equivalents of $100,611) and the leverage ratio was 4.83x as of June 30, 2012.

(2)	Adjusted EBITDA (earnings before interest expense, taxes, depreciation, amortization and other adjustments) is defined in the credit agreement as follows:

	Twelve Months Ended
	June 29, 2013	June 30, 2012
	(Unaudited, in thousands)
Net earnings	$46,339	$27,536
Unrealized loss on currency transactions (a)	383	1,151
Consolidated net earnings	46,722	28,687
Interest expense	88,006	93,235
Income tax expense	20,400	6,742
Depreciation and amortization	94,580	97,433
Non-cash and stock option compensation	2,151	2,111
Unusual charges (b)	(1,342)	5,842
Costs associated with debt issuance	224	0
Costs associated with unconsummated acquisitions	1,832	0
Realized (gain) loss upon the disposition of property not in the ordinary course of business	(363)	324
Equity sponsor management fee	2,502	2,352
Fees and expenses in connection with the exchange of the 9.75% senior notes	0	104
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	502	563
Non-cash other expenses (c)	0	3,275
Projected acquisition synergies (d)	6,000	0
Unusual gain	(943)	0
Unrealized (gain) loss on swap contracts	821	25
Adjusted EBITDA, as defined in the credit agreement	$261,092	$240,693

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency and due from our Canadian subsidiary, MFI Food Canada Ltd.

(b)	The unusual charges relate to the jury award and subsequent mediated settlement in the National Pasteurized Eggs, Inc. litigation (see Note C to the condensed consolidated financial statements).

(c)

For the 2012 period, the non-cash other expenses reflects an adjustment of inventory related to prior period activity, which was recorded in the fourth quarter of 2011 as it was not material to any prior period impacted or to 2011.

(d)	Includes projected reductions in production costs and selling, general and administrative expenses as we integrate Primera customers and operations into our egg products division.

(3)	Consolidated interest charges, as calculated in the credit agreement, were as follows:

	Twelve Months Ended
	June 29, 2013	June 30, 2012
	(Unaudited, in thousands)
Gross interest expense	$88,247	$93,625
Plus:
Cash settlements on interest rate swaps	1,808	0
Minus:
Amortization of financing costs	10,293	9,852
Non-cash mark-to-market on interest rate swaps	999	4,500
Consolidated interest charges	$78,763	$79,273

(4)	Funded Indebtedness was as follows:

	June 29, 2013	June 30, 2012
	(Unaudited, in thousands)
Credit facility – revolving line of credit	$0	$0
Credit facility – term B loan	755,723	805,723
Senior unsecured notes	430,000	430,000
Secured notes	2,662	4,013
Capital leases	8,161	7,934
Guarantees	9,192	11,798
Other indebtedness	523	1,071
Insurance bonds	1,205	1,275
Standby letters of credit	2,350	350
	$1,209,816	$1,262,164
Reconciling items to Long-term debt, including current maturities:
Insurance bonds	$(1,205)	$(1,275)
Guarantees	(1,600)	(2,530)
Standby letters of credit	(2,350)	(350)
Guarantee for Lang Fang MK Food Company credit facility	1,047	0
Original issue discount on term B loan	(9,246)	(11,418)
	(13,354)	(15,573)
Long-term debt, including current maturities	$1,196,462	$1,246,591

In December 2008, we entered into a $15.6 million variable-rate lease agreement to fund a portion of the equipment purchases at our new potato products facility. The lease agreement matures on December 30, 2013. As of June 29, 2013, the outstanding balance under the lease was $3.7 million and had an effective interest rate of 3.9%. On November 25, 2009, we entered into a variable-rate note for up to $7.5 million for additional financing for equipment for the new potato products facility. The $7.5 million note is due November 25, 2014. As of June 29, 2013, the outstanding balance was $2.7 million and had an effective interest rate of 3.6%.

We have guaranteed, through our M.G. Waldbaum Company subsidiary, the repayment of certain industrial revenue bonds used for the expansion of the wastewater treatment facilities of two municipalities where we have food processing facilities. In September 2012, the City of Wakefield, Nebraska refinanced two bonds related to its wastewater treatment facility. The refinancing resulted in the combination of the remaining balances of the 2005 and 2007 series bonds into a 2012 series bond for $8.5 million at an annual interest rate of 4.57%. We are required to pay the principal and interest payments related to these bonds, which mature September 15, 2017. These bonds are included in current maturities of long-term debt and long-term debt. The remaining principal balance for all guaranteed bonds at June 29, 2013 was approximately $9.2 million.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and otherwise satisfy our obligations will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that, based on current levels of operations, we will be able to meet our debt service and other obligations when due. Significant assumptions underlie this belief, including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital, or restructure or refinance all or a portion of our debt, on or before maturity. We cannot assure our investors that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness may limit our ability to pursue any of these alternatives.

To manage exposure to counterparty credit risk, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are members of the lender group providing our credit facility, which management believes further minimizes the risk of non-performance.

Our longer-term planning is focused on growing our sales, earnings and cash flows primarily by focusing on our existing business lines, expanding product offerings, increasing production capacity for value-added products and broadening customer bases. We believe our financial resources are sufficient to meet the working capital and capital spending necessary to execute our longer-term plans. In executing these plans, we expect to reduce debt over the coming years. However, possible significant acquisition activity could result in us seeking additional financing resources, which we expect would be available to us if sought. At June 29, 2013, we had $72.7 million of funds available on our revolving line of credit.

We invested approximately $15.6 million in capital expenditures in the six-month period ended June 29, 2013. Our spending continues to be focused on expanding capacity for higher value-added egg products and maintaining existing production facilities, among other projects. Further capital spending in the remainder of 2013 is expected to be funded by operating cash flows. We expect these investments to improve manufacturing efficiencies, customer service and product quality.

Seasonality

Our consolidated quarterly operating results are affected by the seasonal fluctuations of net sales. For example, shell egg prices typically rise seasonally in the first and fourth quarters of the year due to increased demand during holiday periods. Consequently, net sales in the Egg Products Division may increase in the first and fourth quarters. Generally, the Cheese & Other Dairy-Case Products Division has higher net sales and operating profits in the fourth quarter, coinciding with incremental consumer demand during the holiday season. Operating profits from the Refrigerated Potato Products Division are less seasonal, but tend to be higher in the second half of the year, coinciding with the potato harvest and incremental consumer demand.

Recent Accounting Pronouncements

See Note A to the condensed consolidated financial statements for discussion on recently issued accounting pronouncements.

Forward-looking Statements

Certain items in this Form 10-Q are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund our operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information and, in particular, appear under the heading, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used herein, the words “may,” “should,” “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance. All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-Q, including the factors described under “Risk Factors” in our Form 10-K filed with the SEC on March 22, 2013. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this Form 10-Q include changes in national or global economic conditions. Additional risks and uncertainties include variances in the demand for our products due to consumer and industry developments, as well as variances in the costs to produce such products, including normal volatility in egg, feed, potato and cheese costs. You should not place undue reliance on our forward-looking statements. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect future events or circumstances except as required by law.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There was no material change in our market risk during the six-month period ended June 29, 2013.

ITEM 4. CONTROLS AND PROCEDURES

a. Evaluation of disclosure controls and procedures.

Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of June 29 , 2013. Based on these evaluations, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of June 29, 2013.

b. Changes in internal controls

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 29, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Legal Matters

Antitrust claims: In late 2008 and early 2009, some 22 class-action lawsuits were filed in various federal courts against Michael Foods, Inc. and approximately 20 other defendants (producers of shell eggs, manufacturers of processed egg products, and egg industry organizations), alleging violations of federal and state antitrust laws in connection with the production and sale of shell eggs and processed-egg products, and seeking unspecified damages. Plaintiffs seek to represent nationwide classes of direct and indirect purchasers, and allege that defendants conspired to reduce the supply of eggs by participating in animal husbandry, egg-export and other programs of various egg-industry associations. In December 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all cases to the Eastern District of Pennsylvania for coordinated and/or consolidated pretrial proceedings. Between late 2010 and early 2012, a number of companies, each of which would be part of the purported class in the antitrust action, brought separate actions against defendants. These “tag-along” cases, brought primarily by various grocery chains and food companies, assert essentially the same allegations as the Second Consolidated Amended Complaint in the main action. All but one of the tag-along cases were either filed in or transferred to the Eastern District of Pennsylvania where they are being treated as related to the main action; discovery is underway in these matters. The one tag-along case where pretrial proceedings are not under the jurisdiction of the Eastern District of Pennsylvania was brought by a retail grocery chain in Kansas state court under Kansas state law. Claims against Michael Foods in that particular matter were resolved through a confidential settlement agreement on April 11, 2013.

We received a Civil Investigative Demand (“CID”) issued by the Florida Attorney General on November 17, 2008, regarding an investigation of possible anticompetitive activities “relating to the production and sale of eggs or egg products.” The CID requested information and documents related to the pricing and supply of shell eggs and egg products, as well as our participation in various programs of United Egg Producers. We have fully cooperated with the Florida Attorney General’s Office to date. Further compliance was suspended pending discovery in the civil antitrust litigation referenced above.

Patent infringement litigation: On October 27, 2010, National Pasteurized Eggs, Inc. and National Pasteurized Eggs, LLC (collectively “NPE”) commenced litigation against Michael Foods, Inc. and several of its subsidiaries in U.S. District Court for the Western District of Wisconsin. NPE alleged that our pasteurized shell eggs infringe on patents and trademarks that NPE owns or licenses. On April 15, 2011, Michael Foods, Inc. commenced litigation against National Pasteurized Eggs, Inc. in U.S. District Court for the District of Minnesota, alleging that National Pasteurized Eggs, Inc.’s production and sale of pasteurized shell eggs infringed three patents exclusively licensed to Michael Foods, Inc. The cases were consolidated before the U.S. District Court for the Western District of Wisconsin. A jury trial took place in June, 2012; the jury returned a verdict of patent infringement against Michael Foods and awarded $5.8 million in damages. The verdict did not affect Michael Foods’ ability to continue producing pasteurized shell eggs, but in response to the jury verdict, we returned to process parameters that were in place prior to April, 2010. On April 29, 2013, we filed an appeal of this matter with the U.S. Court of Appeals for the Federal Circuit.  The matter was fully resolved on July 1, 2013 through court-ordered mediation, and the appeal was subsequently dismissed. As of June 29, 2013, we have a liability of $4.5 million for the settlement amount, included in “other current liabilities” and associated restricted cash in “other long-term assets.”

Lawsuit against the City of Elizabeth and Liberty Water Co.: On January 28, 2010, our subsidiary Papetti’s Hygrade Egg Products, Inc. commenced suit in New Jersey Superior Court against the City of Elizabeth, N.J. and Liberty Water Company. The suit alleges that City sewer charges, which are billed by Liberty Water, are arbitrary and inequitable. Papetti’s seeks a declaration that its sewer bills have been inaccurate at least since 2002, and seeks invalidation of certain sewer-related charges and surcharges. In responding to the suit, the City of Elizabeth counterclaimed on May 7, 2010 that Papetti’s “has not been charged the full and proper amount of sewage charges due to billing mistakes of Defendant Liberty Water Company,” but did not allege any undercharged amount. On June 1, 2011, Liberty Water gave notice of its belief that since 2004, it underbilled Papetti’s by some $6.5 million. In

November of 2011, Liberty Water issued invoices totaling $6.2 million to Papetti’s in connection with the alleged underbilling. We have not recorded a liability for the alleged underbilling as we believe there is no merit in this claim. The Court has assigned this matter to a special master to assist with pre-trial proceedings, including exploration of possible resolution.

We do not believe it is possible to estimate any further possible loss in connection with these litigated matters. Accordingly, we cannot predict what impact, if any, these matters and any results from such matters could have on our future results of operations.

Other: In addition, we are from time to time party to litigation, administrative proceedings and union grievances that arise in the ordinary course of business, and occasionally pay non-material amounts to resolve claims and alleged violations of regulatory requirements. There are no pending “ordinary course” matters that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our operations, financial condition or cash flow.

ITEM 1A. RISK FACTORS

Readers are directed to our Annual Report on Form 10-K filed March 22, 2013, for a discussion of Risk Factors. We do not believe there have been any material changes to our Risk Factors.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

31.1	Certification of Chief Executive Officer

31.2	Certification of Chief Financial Officer

32.1	Certification of Chief Executive Officer

32.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MICHAEL FOODS GROUP, INC.
		By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr.
(Chairman and Chief Executive Officer)

		By:	/s/ Mark W. Westphal
Mark W. Westphal
(Chief Financial Officer and Senior Vice President)
Date:	August 9, 2013

Exhibit 31.1

Certification of Chief Executive Officer

I, James E. Dwyer, Jr., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Michael Foods Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s second fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2013

/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr.
Chairman and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Mark W. Westphal, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Michael Foods Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s second fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2013

/s/ Mark W. Westphal
Mark W. Westphal
Chief Financial Officer and Senior Vice President

Exhibit 32.1

Certification of Chief Executive Officer

I, James E. Dwyer, Jr., as Chief Executive Officer and President of Michael Foods Group, Inc. (the “Company”), hereby certify, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) that, to my knowledge:

(1)

the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

the information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2013 fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2013

/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr.
Chairman and Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer

I, Mark W. Westphal., as Chief Financial Officer and Senior Vice President of Michael Foods Group, Inc. (the “Company”), hereby certify, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) that, to my knowledge:

(1)

the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

the information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2013 fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2013

/s/ Mark W. Westphal
Mark W. Westphal
Chief Financial Officer and Senior Vice President